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A new way to build houses that's compatible with factory mass production.


Affordable Homes Need to Be Built at Scale in Factories
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Factory promised, factory delivered.

In 2020, we successfully raised funds from investors to construct a new type of housing factory. We have since launched Factory building 1, Factory building 2, and Factory building 3 in record time and have shipped hundreds of houses.

Having demonstrated our ability to execute, we are now seeking to take our operations to the next level by building the "Boxzilla Factory," the world's largest and most advanced housing factory.

Automobile factories operated by companies such as Ford and Tesla are capable of producing one car per minute. We believe it is time to apply this level of efficiency to the housing industry.

Through Boxabl technology, we believe this is achievable. We are currently seeking to raise $1 billion dollars to make upscale housing affordable for everyone.


Ep. 5 Boxabl Factory Update 2023 - Panel Upgrades, Facto...
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Do you want to invest?

Boxabl has 3 investment opportunities available:

- **Accredited Investors** can invest now at the terms described below.
- **Other Investors** can join the waitlist by clicking here.
- **Canadian Investors** can click here to invest at FrontFundr.com.

Are you an accredited investor interested in investing in Boxabl? We are currently offering private shares in our company for purchase. In the future, we plan to go public through an IPO, SPAC, or direct listing.

Consider investing in Boxabl at a rate of **$0.80 per share**, with a minimum investment of $25,000. Additionally, for each share you purchase, you will receive two warrants.

GET UP TO 100% EXTRA SHARES WHEN YOU INVEST.*

Invest Early +25% BONUS
GET BONUS SHARES*
12:13:01:37
(12 days left to get 25% bonus)

Invest More Money +10% BONUS
GET BONUS SHARES*
$25K $35K $50K $75K $100K $250K $1M
Investment Amount (USD)
Bonus Share Percentage
0% 10% 15% 20% 25% 30% 35%

Current Shareholder? +40% BONUS
GET BONUS SHARES*
Current Boxabl Shareholder?

BASE SHARES		TOTAL BONUS SHARES		TOTAL SHARES
43,750	+	15,312 (35% Bonus)	=	59,062

INVESTMENT AMOUNT
$ 35,000 INVEST

A warrant grants the holder the right to purchase additional shares at today's price at a future date. These warrants can be exercised within a three-year period or can be called in by the company with a 30-day notice.

There are three potential avenues through which you could earn up to 100% in bonus shares when investing in Boxabl*. To calculate your total bonus shares, simply add up the bonuses from each category:

1. **Current Shareholders:** If you currently hold Boxabl shares, you are eligible for a **40% bonus** in shares.

2. **Investment Amount:** The more you invest, the more bonus shares you receive:

Investment Level	Bonus Shares*
$25,000 (min)	0%
$35,000	10%
$50,000	15%
$75,000	20%
$100,000	25%
$250,000	30%
$1,000,000	35%

3. **Early Investment:** Investing earlier in the round can also earn you more bonus shares:

Month of Investment	Bonus Shares*
September	25%
October	20%
November	15%
December	10%
January	0%

Our traction

1. **Factory building 1** operational and **shipping houses**!
2. **Factory building 2** is operational and **producing parts**!
3. **Factory building 3** is built **and we are moving in...**
4. **170,000+ people** have indicated interest by reserving a Casita on our website, representing over **$10bn** in potential revenue if they each purchased a Casita. Reservations do not require purchase of a Casita and there is no assurance of how many will result in actual purchases.
5. Raised over **$140m** total from **40,000+ investors** since 2020 to fund factory expansion.
6. System protected by **63 patent filings** and growing.
7. Completed initial production order to deliver **156 houses** for the United States Military.
8. A building system that goes far beyond the Casita... We think our room module system will be able to build most building types on most of the planet. Think legos that **stack and connect to build single family or apartment buildings and much more**.
9. Huge social impact, potential to improve the quality of life for **billions of people**.
10. Guided by Volkswagen Group's **Porsche Consulting Inc.** for the design and implementation of Boxabl's new factory.
11. A good cause; potential to disrupt a massive and outdated **trillion-dollar building-construction market**, starting with the rapidly growing USA Accessory Dwelling Unit market.
12. Strategic partnership with the largest home builder in the USA: **DR Horton**. Includes investment, pilot order, and other support.
13. Already built **500+** houses!
14. Established Board of Directors
15. Wall panels **listed** with ICC and **certified** to meet international building code.
16. Completed **$30m** acquisition of Build IP LLC and **60+** patent portfolio from related party.
17. Material and direct labor costs to manufacturer our Casitas was **reduced over 25%** year over year.
18. Showcased our product in Washington DC on the National mall in partnership with HUD.
19. **$15m** in equipment upgrades and next gen Casita product coming soon.
20. Currently in the planning stages for the **BOXZILLA factory**... This is planned to be the most advanced house factory in the world.

Why investors love us?

In their own words from our online offering page from prior offerings.

I taught in the College of Business at ASU for seven years, and I love seeing creative solutions to pressing problems. I am investing in your dream with high hopes that it becomes all that it has the potential to be! Best wishes for lots of luck along with all the hard work.

- Emma Jane Watson



I believe this would be the future of housing.

- Eitan Sagron



Looking forward to the Vision of Boxabl and this incredible concept! Excited to be here! -Chris, Pam, Viva and Paz

- Mark And Pammy Sue Ortiz



After receiving updates on the factory progress decided to increase my level of investment. Looking forward to seeing the factory in action.

- Donald Bayliss



I have been looking for ideas on affordable housing in Washington State (Seattle area). Your concept is so practical. I have started with a small investment and will invest more when my comfort level gets better. I may have some small lots to put these on in the near future. all the best Sully

- Brian Sullivan

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Downloads Section

- Pitch Deck
- Porsche Plan
- CrowdCheck Report
- Patents
- Offering Docs
- Drive

More About Boxabl


Learn More About Boxabl - 5 Minute Pitch
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THE FUTURE OF HOUSING

We are going to bring the world's last big pre-factory product into the factory, where it belongs.

Overview

We founded Boxabl in 2017 and have invested over $2,000,000 of our own money into engineering and research to develop what we believe is the world's greatest building system.

Boxabl is a new way to build housing that's **better, faster, lower cost** and can help solve the housing crisis.

Our first product is a **19′ x 19′ pre-fab studio apartment** that unfolds from a shipping container size. It is fully finished in the factory; this means kitchen, bathroom, electric, HVAC and everything else. We can install it in any customer's backyard in about an hour.

It's a great time for the Casita product because **California laws** have recently changed to create a booming market for accessory dwelling units.

After the Casita is rolled out successfully, we will introduce different-sized room modules that **stack and connect** to build **any building** almost anywhere on the planet. Our product is a solution for a large portion of the worldwide housing market, including: multi-family & single-family residential, disaster relief, military, workforce housing, and much more.

In October of 2021, we turned on production at Factory building 1. As of August 2023, we have produced 500 houses and continue to ramp up. Factory building 2 and Factory building 3 are open and we are in the planning stages for the Boxzilla Factory. This factory is planned to be the most advanced housing factory in the world.


Block layout with material flows
BOXABL
Panels
Materials
Casita
Porsche Consulting 19


BOXABL CEO, Paolo Tiramani Google Panel
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BOXALBL CEO
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Isn't it time we build houses the way we build everything else?


RIGHT
WRONG
PROBLEM
The Ford F-150 factory in Michigan builds one truck every 53 seconds.
A single family home takes an average of 7 months to be built.
WHY?
BOXABL

We looked at every part of the building process and solved every problem that has prohibited buildings from moving onto an efficient factory assembly line.



The Casita

The Boxabl Casita is a versatile and turnkey housing solution that can be set up in less than a day. It is suitable for use in multi-story apartments, workforce housing, affordable housing, military housing, and more. The Casita comes fully equipped with appliances such as a washer, dryer, fridge, and stove, as well as a bathroom, kitchen, electric, and HVAC.

Our testing indicates that the Boxabl Casita can be more durable, energy-efficient, and of higher quality than traditional buildings. It is also designed to be more upscale and sustainable. **See our panel listing here**.

In addition to the Casita, we have developed an entire building system that allows different sized room modules to be **stacked and connected** to create a wide variety of building types.


"Housing in a Box" CGTN Exclusive
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It's unpacked in about an hour
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Our mission is to mass produce massive quantities of upscale, low cost housing on a worldwide scale.

Market

The popularity of backyard accessory dwelling units (ADUs) is on the rise, with demand for these types of buildings skyrocketing in California and other locations. This is due in part to new laws that have streamlined the permitting process and made it easier to construct ADUs in more places.

We have received a level of interest in our Casitas that far exceeds our current production capacity for the next several years.

Our initial orders from the federal government suggest that a significant portion of our demand could come from agencies such as FEMA, the military, and HUD.

Beyond the ADU market, our Boxabl building system has the potential to revolutionize general building construction. Our system is capable of constructing almost any building type, meaning that our total attainable market size is significant. Currently, most buildings are constructed by hand, one at a time, on-site. We believe that our building system can change this by bringing building construction into the factory.

Our ultimate vision for the Boxabl building system is to mass produce a range of room modules in different sizes and configurations. These modules would be stacked and connected to create a wide variety of building types, such as apartments or single-family homes. By doing the heavy lifting for developers, our system could dramatically shorten build times and significantly reduce costs.


Inside Elon Musk's Famous $50,000 Tiny Home
TINY HOUSE
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Partnership with Porsche Consulting

We have partnered with Porsche Consulting, a Subsidiary of Porsche AG, to build houses the way Porsche builds cars. That means leveraging 80+ years of Porsche manufacturing expertise and over 600+ professionals to set up a Boxabl factory using automation, robotics, and assembly line principles. Porsche reviewed all our factory plans, made recommendations on our labor needs, factory layouts, timed processes down to the minute, and much more. They are our trusted advisors to guide Boxabl and all future Boxabl factory partners.

Worldwide Scaling

We have received inquiries from numerous groups around the world who see Boxabl as an ideal solution for their local housing needs. In response, we are developing a "partner factory model" to facilitate our global expansion.

Under this model, we plan to share our branding, quality control standards, intellectual property, custom equipment, and raw materials with partners who will establish their own factories in their respective markets. These partners will contribute their own capital, labor, and local market knowledge to set up and operate closely-monitored factories.

Our headquarters in Nevada will continue to grow and develop new product and process upgrades, which will be shared with our partners on an ongoing basis. This will enable us to scale our operations rapidly on a global spectrum.

The Technology

Our first innovation was to address the challenge of shipping modular buildings. Without an easy and affordable shipping solution, it is not feasible to construct buildings in a factory. This is one reason why modular construction has struggled to gain market share and why the vast majority of buildings are still constructed by hand, on-site.


TECH - Transport
BOXABL
Foldable rooms that ship 2x-3x more building per truck

Having solved the shipping problem, we turned our attention to the building materials and manufacturing processes used in our factories. By moving away from traditional stick-frame construction methods, we have been able to develop a new design that allows for rapid production. Our building materials are pre-cut and shaped using computer-controlled equipment, resulting in significantly fewer components. We have a vision to further upgrade our factory with advanced robotics and other forms of automation, drawing on principles from the automobile manufacturing industry, which represents the most advanced modern manufacturing processes. We have successfully addressed a wide range of challenges, from manufacturing to installation.


FULL TOUR with Munro Live!
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FULL TOUR
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TECH - Radical simplification
BOXABL
All new materials and manufacturing process compatible with automation.
Boxabl wall
Traditional wall

We have developed a system for mass producing standardized room modules that can be stacked and connected on-site to create a wide variety of buildings. Our modules are architecturally neutral and come fully finished from the factory, allowing builders to easily combine them in endless combinations. Builders can also add their own touches, such as decks, architectural finishes, and different roof pitches. The possibilities are truly endless with our system.

Our system allows us to mass produce rooms in a few sizes and configurations, which is crucial for efficient factory production. By focusing on repeatability rather than custom builds, we can achieve high levels of efficiency. At the same time, our system's ability to stack and connect modules means that we can create an endless variety of building types. This gives us the best of both worlds: efficient production and endless possibilities.


TECH - A System
BOXABL
A standardized building system engineered for endless configurations
CASITA
LIVE
IMAGINE
SLEEP MASTER
SLEEP
STACK STAIRS X3 (OPTIONAL F/PLACE + W/C)
Boxabl produces the same rooms again and again
Our customers configure them onsite to build thousands of building types


Can One Box Build the World?
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The "Boxzilla" factory

Having successfully demonstrated the fundamentals of our system in our initial factory, we are now focused on scaling operations. Our unique shipping solution enables us to mass-produce modules at scale, and we are currently planning to construct the world's largest and most advanced factory for this purpose. This facility is planned to span millions of square feet and have the capacity to produce tens of thousands of room modules, encompassing a full building system capable of constructing most residential building types. The $1 billion capital raise we are undertaking will be used to establish this factory and support current operations. We believe Boxzilla will enable us to achieve unprecedented cost efficiencies.




X



Paolo Tiramani

CEO

An industrial designer and mechanical engineer, Paolo holds over 150 patent filings which have generated more than $1billion in retail sales. He has funded Boxabl to date through his intellectual property investment company 500 Group.


BOX

Galiano Tiramani

Director

Galiano is a serial entrepreneur who has founded several successful startups; notably, a cryptocurrency exchange and bitcoin ATM network that was founded in 2014, and later sold. He also operated a large marijuana cultivation and processing facility in Northern California before moving to Las Vegas to pursue Boxabl full time. Galiano holds a bachelors degree in business.

Contact
https://calendly.com/boxabl/10min
invest@boxabl.com
5345 E North Belt Rd Las Vegas, NV 89115



Kyle Denman

Lead Engineer

Kyle is the senior engineer leading development of the Boxabl technology. A graduate in Engineering from Stonybrook University, he holds over 20 civil engineering and automotive mechanical patents. Kyle comes from a family construction business.

BOXABL IS CONSIDERING UNDERTAKING AN OFFERING UNDER REGULATION CROWDFUNDING. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. A PERSON'S INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

BOXABL IS CONSIDERING UNDERTAKING AN OFFERING OF SECURITIES UNDER TIER 2 OF REGULATION A. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

*The final number of bonus shares issued to any investor whose subscription has been accepted will be subject to verification.

August
2023

BOXABL
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Investor Presentation / Accredited Only

Disrupting the legacy housing market through mass manufacturing, assembly line production, proprietary engineering, and compact shipping.






5345
BOXABL
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BOXABL
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Disclosure

BOXABL
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Forward-Looking Information- This presentation contains forward-looking statements and information relating to, among other things, Boxabl, its products, business plan, strategy, and the market for its products. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to Boxabl. When used in the offering materials, the words “estimate,” “project,” “believe,” “will, ““anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements. These statements reflect Boxabl's current views with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Do not place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. Boxabl does not have any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Disclaimer

This Presentation (the “Presentation”) contains sensitive business and financial information. It is being delivered on behalf of the Company. The sole purpose of this Presentation is to assist the recipient in deciding whether to proceed with a further inquiry into the Company. This Presentation does not purport to be all-inclusive or to necessarily contain all the information that a prospective investor may desire in evaluating a possible business transaction with the Company.

By accepting this Presentation, the recipient agrees to keep confidential the information contained herein or made available in connection with any further inquiry of the Company. This Presentation may not be photocopied, reproduced, or distributed to others at any time without the prior written consent of Boxabl, Inc. Upon request, the recipient will promptly return all materials received from the Company (including this Presentation) without retaining any copies thereof, all in accordance with the Confidentiality Agreement.

This Presentation has been prepared for informational purposes relating to this transaction only and upon the express understanding that it will be used only for the purposes set forth above. Neither the Company nor its affiliates make any express or implied representation or warranty as to the accuracy or completeness of the information contained herein or made available in connection with any further investigation of the Company. Each of the Company and its affiliates expressly disclaims any and all liability that may be based on such information, errors therein, or omissions. The recipient shall be entitled to rely solely on the representations and warranties made to it in any definitive agreement and the due diligence that the recipient conducts.

In furnishing this Presentation, neither the Company nor its affiliates undertake any obligation to provide the recipient with access to any additional information. This Presentation shall neither be deemed an indication of the state of affairs of the Company nor constitute an indication that there has not been any change in the Company or affairs of the Company since the date hereof, nor an indication that the Company or its affiliates have performed any due diligence on the Company or its affairs.

This Presentation does not constitute an offer to sell or solicitation of an offer to buy securities in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation in such jurisdiction. Investments in private placements may be illiquid, and highly speculative and you may lose your entire investment.

This Presentation includes certain statements, estimates, and projections with respect to the anticipated future performance of the Company. Such statements, estimates, and projections are based on significant assumptions and subjective judgment concerning anticipated results. These assumptions and judgments are inherently subject to risks, variability, and contingencies, many of which are beyond the Company’s control. These assumptions and judgments may or may not prove to be correct and there can be no assurance that any projected results are obtainable or will be realized. Actual results likely will vary from those projected, and such variations may be material. In addition, this Presentation does not describe certain risks associated with the Company’s business. All communications or inquiries relating to the Company, or this Presentation should be directed to the representative of Boxabl, Inc No personnel at the Company may be contacted directly unless expressly permitted by Boxabl and its affiliates

Important Notice and Disclaimer

BOXABL
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This presentation includes forward-looking information and forward-looking statements (collectively, **“forward-looking information")** with respect to Boxabl Inc. (**“Boxabl”** or the **“Company”)**. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always, using words or phrases including, but not limited to, “expects”, “does not expect”, “is expected”, “anticipates”, “does not anticipate”, “plans”, “estimates”, “believes”, “does not believe” or “intends”, or stating that certain actions, events or results may, could, would, might or will be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking information”. This information represents predictions and actual events, or results may differ materially.

Forward-looking information may relate to the Company’s outlook and anticipated events or results and may include statements regarding: delivery of customized equipment and associated reduction of labor costs, unit cost reduction, increased streamlined production, the expectation to produce 75,000 homes annually, completion of most advanced and largest housing mass manufacturing facility “Boxzilla”, potential markets, predicted housing shortages, international expansion, use of a franchise model and potential revenue from franchise model, future partnerships, expenditures on equipment upgrades, industry trends, and growth opportunities. The forward-looking information contained in this Presentation is based on certain assumptions regarding expected growth, results of operations, performance, industry trends, and growth opportunities.

While management considers these assumptions to be reasonable, based on the information available, they may prove to be incorrect. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. These risks, uncertainties, and other factors include, but are not limited to risks associated with, general economic conditions; adverse industry events; marketing costs; loss of markets; changes in market demand, availability of materials and supply chain issues, ability to obtain patents, ability to obtain certifications in current and future markets including international markets, strength of competitors and new competition, ability to obtain skilled workforce and additional employees, determination of court or government authorities regarding litigation matters or ability to resolve litigation with minimal impact to Boxabl or obtain a settlements or positive outcome for litigation matters, inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favorable terms; the industry generally, income tax and regulatory matters; the ability of the Company to implement its business strategies; competition; currency and interest rate fluctuations. The foregoing factors are not intended to be exhaustive.

Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, or results to differ from those anticipated, estimated, or intended. Forward-looking statements contained herein are made as of the date hereof and the Company and its directors, officers, and employees disclaim any obligation to update any forward-looking statements, whether as a result of new information, future events, or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on forward-looking statements due to the inherent uncertainty therein. All forward-looking information is expressly qualified in its entirety by this cautionary statement. Forward-looking information and other information contained herein concerning management’s general expectations concerning the manufacturing industry is based on estimates prepared by management using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which management believes to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares, and performance characteristics. While management is not aware of any misstatements regarding any industry data or comparable presented herein, industry data and comparable are subject to change based on various factors. The Company has not independently verified any of this data from independent third-party sources.

Any forward-looking statements contained in this presentation are made as of the date hereof and the Company does not undertake to update or revise them, except as may be required by applicable securities law.

MISSION

Revolutionize the standard of housing construction and affordability with an innovative, technology-based solution to mass-produce homes through advanced manufacturing.

BOXABL
welcome home


BOXABL





BOXABL
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DELIVER TO : SPACEX





What is Boxabl?

BOXABL
welcome home

A system of room modules that stack and connect to build single-family or multi-family residential buildings.

The first product is a Casita, a small studio apartment priced at $60k.

A factory design capable of mass-producing buildings on a scale similar to automotive manufacturing.

Foldable design for easy delivery, installation, and repositioning.

Can be delivered to any location via a truck as small as a Ford F-250.

A factory-built complete home including heat, air-conditioning, appliances, cabinets, full bath/shower, washer/dryer, and designer-quality finishes.



Company Profile

BOXABL
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- Founded as an LLC. in December 2017 and reorganized as a Nevada C. Corp. in June 2020.
- Boxabl combines modern manufacturing with assembly line principles for a factory-built, quality, energy-efficient, affordable home in significantly less time to market.
- Factory opened in 2021, factory 2 opened January 2023, 3rd location, June 2023 (400k sq ft)
- 172,000+ Casita reservations
- $150 million+ funding to date.
- Current customers include; Individuals, US Military contractors, D.R. Horton, Freeport-McMoRan, Elon Musk, and others.
- 180+ employees.

BOXABL FACTORY SITE BUILD







Why it’s better to build in a factory

Through a proprietary mass-manufacturing and assembly process, Boxabl can build better, faster, cheaper and higher quality for less and put the consumer in a home in a fraction of the time.

- Less risk overall.
- Consistent safety protocols.
- Quality control.
- Up to a 40% carbon reduction
- Healthier building environment.
- More durable due to transport ratings.
- Weather is not a factor.
- Less disruption to neighbors.
- Less fuel and materials waste.
- Permit savings up to 25%.
- RV, panelized, modular, or manufactured house designation.
- The foldable design allows Boxabl to deliver a unit with a standard truck, eliminating oversize fees.

TRADITIONAL SITE-BUILD ISSUES




dreamstime.com










BOXABL

About Boxabl Homes

BOXABL
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Boxabl homes are safe, solid, and weather resistant.

- Water resistant - less damage to the structure, less mold, less rot.
- Pest resistant.
- Hurricane wind rated - resistant to flying debris.
- Snow load is rated for most of America.
- Limited thermal bridging (less hot and less cold).
- Fire resistant - interior and exterior made of non-combustible material.

Delivered in a patented compact foldable design - no oversize shipping fees.

- Heating
- Air-conditioning
- Refrigerator
- Dishwater
- Oven
- Cabinets
- Microwave
- Countertops
- Deep sinks
- Full-size Tub/Shower
- Backlit mirror
- Sliding barn door
- Washer/Dryer
- Power and plumbing hookups

The Technology of Boxabl = Big Cost Reduction

BOXABL welcome home

Few vs. Many

Boxabl is projected to use roughly one component for every hundred used in a traditional home building. This should reduce materials and costs and enable faster, more streamlined manufacturing.

VS

Boxabl is expected to take delivery of its $15 mil customized equipment in the summer of 2023 to further reduce labor and other costs.

By modernizing the home building similar to an automotive assembly line, Boxabl cuts labor and materials costs dramatically at the same time improving the quality and energy efficiency of housing units.






ILD-UP CELL
FCB LOAD

Boxabl Markets

- Casitas / ADUs
- Dwelling units
- Permanent housing
- Military housing
- Vacation homes
- Senior housing
- Low-income housing
- Workforce housing
- Transitional housing
- Tribal housing
- Temporary worker housing
- Commercial
- Rental housing
- International
- Student housing




POWER

BOXABL



BOXABL

Partnership with D.R. Horton

D.R. Horton is the largest homebuilder in the US, ranking 194 on the Fortune 500 list by revenue.

- The initial order was 100 units
- Invests in Boxabl
- Ordered additional units
- Allows Boxabl to piggyback on suppliers/volume discounts

Leadership

BOXABL
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BOX

Galiano Tiramani
Marketing Director / Founder

Galiano Tiramani is a co-Founder of Boxabl, Inc. where he is responsible for operations, fundraising, employee management, partnerships, and the company's strategic direction. Before co-founding Boxabl in 2017, Mr. Tiramani founded Bitcoin Exchange, where he worked on an OTC trading desk and developed an ATM Bitcoin network. Mr. Tiramani sold Bitcoin Exchange to his business partner to focus on Boxabl, Inc. and the growing need for affordable housing. Before founding Bitcoin Exchange, Mr. Tiramani focused on Tiramani Farms, a family business in Lakeport, CA, where he managed farming which included growing, financial accounting, supply chain management, and day-to-day operations. Mr. Tiramani holds a Bachelor of Business Administration (BBA) and International Business Administration. Mr. Tiramani enjoys spending time with his growing family.



Paolo Tiramani
CEO / Founder

Mr. Paolo Tiramani is a co-Founder of Boxabl, Inc. where he is responsible for the overall strategic vision. Mr. Tiramani is a successful industrial designer and engineer who founded several techs and engineering ventures, including the 500 Group to monetize his 155 US and European patents and patent filings. Included in Mr. Tiramani's portfolio was the patent for a rolling workshop resulting in a rights sale to Black and Decker, generating over $400Mil in sales. In 2017, Mr. Tiramani relocated to North Las Vegas, where he launched Supercar Systems, an automotive performance system for Powersports company based on his 'A' design award-winning project. The company built a 20,000-square-foot R&D facility at the Las Vegas Motor Speedway to develop systems and test prototypes. Mr. Tiramani's team won a prestigious Red Dot Design award for work on a compact forced induction system for the General Motors. Born in Milan, Italy, Mr. Tiramani holds Degrees in Mechanical Engineering and Industrial Design and is an alumnus of Central Saint Martins College of Art and Design.



Kyle Denman
Director of Engineering/ Founder

Mr. Denman is a co-founder and Director of Engineering at Boxabl, Inc. where he is responsible for developing its cutting-edge construction processes. Mr. Denman directs and refines Boxabl's unique development, design, build, and delivery systems. Additionally, Mr. Denman is the director of engineering at SuperCar systems, an automotive performance system for Powersports based on Mr. Tiramani's 'A' Design award-winning project. Mr. Denman helped to build and develop SuperCar systems and its 20,000-square-foot R&D facility at the Las Vegas Motor Speedway for the development of systems, and test prototypes. Prior to Boxabl and SuperCar systems, Mr. Denman was involved in Stony Brook Motorsports at Stony Brook University where he worked with a team on the research, design, and testing of a Baja vehicle powertrain system. Mr. Denman is named as a co-inventor on over 60 patents issued and pending worldwide.

Boxabl Board of Directors


BOXABL
ome

Greg Ugalde, David Cooper, Veronica Nkwodimmah Stanaway, Galiano Tiramani, Paolo Tiramani, Zvi Yemini, Chris Valasek

- **Greg Ugalde** former chairman of The National Association of Home Builders (NAHB), has participated on countless committees, is deeply connected to Washington D.C., and is a perfect addition as we ultimately strive for a single national Boxabl building standard.
- **Zvi Yemini** is a serial tech entrepreneur, tech innovator, and a master of volume production and speed-to-market skills. Zvi is a seasoned big-picture deal maker to help us craft Boxabl-worthy deals.
- **Veronica Nkwodimmah Stanaway** former Ernst &Young Attorney with deep expertise in finance and tax accounting, domestically and abroad, will help navigate our growth as a public company with significant investor responsibilities.
- **Chris Valasek** famously took the electronic remote control of an automobile on the highway to demonstrate its electronic vulnerabilities. His skills will guide our tech team to build a robust hack-proof data, software, and home automation infrastructure.
- **Dave Cooper** creates and hosts conferences and meetings around the country and the world in the factory-built space. Dave knows everyone and is an incredible resource to facilitate cross-collaborations in our industry.

Affordable housing is a growing global crisis

BOXABL welcome home


Housing supply in U.S. metro areas
Shortage
Surplus


HOUSING IS A HUMAN RIGHT

Domestically

- The United States is in the grips of an affordable housing crisis with many low and moderate-income people struggling to find inexpensive places to live. Until recently, technology companies ignored the housing market. Only recently have businesses such as Redfin and Zillow started disrupting how homes were bought and sold.
- Due to the housing shortage, prices for new and existing homes are rising at a record pace. New construction now has a median value of $300,000, which is considered ‘affordable'.

Globally

- The housing crisis could impact 1.6 billion people by 2025, according to the World Bank.
- The world would need to build 96,000 new affordable homes every day to house the estimated 3 billion people who will need adequate housing by 2030.
- Housing is a basic human need, but a lack of affordable housing to buy or rent is fueling a global housing crisis.

https://www.cnbc.com/2021/09/14/america-is-short-more-than-5-million-homes-study-says.html
https://www.weforum.org/agenda/2022/06/how-to-fix-global-housing-crisis/

From the Office of the United States President

United States President's New Housing Plan: Fire Up the House Factories

The White House blueprint for boosting affordable housing calls for reviving the production of mobile homes, backyard flats, and other manufactured units.

President Announces New Actions to Ease the Burden of Housing Costs

Today's rising housing costs are years in the making. Fewer new homes were built following the Great Recession than in any decade since the 1960s – constraining the housing supply and failing to keep pace with demand and household formation. This mismatch between housing supply and housing demand grew during the pandemic.



Community Action Opportunities

BOXABL
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Senior Housing - Mesquite Nevada Case Study

- The median age in Mesquite is @ 60.2 years.
- The average household income in Mesquite is @ $67,695
- with a poverty rate of 7.73%.
- Median rental costs in recent years comes to @ $930 per month.
- The median house value is @ $257,100.

Low-income Housing

- It's less expensive to put people in housing than to allow them to live on the streets.
- California is spending up to $700,000 per housing unit to house a single homeless individual.
- Los Angeles is spending $55-80k to house individuals in an 8 X 8 shed.



The "silver tsunami," Americans aged 65 or older is projected to surpass 72 million in 2030 and 83 million in 2050 adding to the housing shortage.



The US Department of Housing and Urban Development estimates that it costs taxpayers about $40,000 a year for a homeless person to live on the streets.



Cost in LA for housing per homeless individual $55k-$80k for 8X8 shed (no bathroom), $600k to $837,000 for permeant structure.



Boxabl structure with full amenities, $60,000, not including land.

https://www.lahsa.org/news?article=895-lahsa-releases-2022-great-los-angeles-homeless-count-results-released https://www.bloomberg.com/news/articles/2022-02-23/la-paying-600-000-apiece-for-units-to-house-homeless-people https://ktla.com/news/los-angeles-is-spending-up-to-837000-to-house-a-single-homeless-person https://www.turnto23.com/news/homeless/breaking-down-the-cost-of-homelessness https://www.nbclosangeles.com/news/local/highland-park-tiny-home-village-homeless/2726687

Funding

BOXABL
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$150 million raised








Boxabl's social media reaches thousands of engaged viewers per week

BOXABL welcome home



Boxabl
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BOXABL
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BOXABL
@BOXABL
Housing meets mass production. Follow founders @galianotiramani & @paolomtiramani To invest in BOXABL visit invest.boxabl.com
Other Las Vegas, NV invest.boxabl.com Joined August 2017
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Over $130 million previously raised
100K reservations with approx. 4K paid deposits, including the US federal government with an order of ~$9.2M.
Launched a 170K sq. ft. factory capable of producing thousands of homes & millions in revenue.
One of the only building systems compatible with automobile-style factory mass production, protected by exclusive rights to 39+ patent filings & growing.
BOXABL
Our mission is to mass produce upscale, low cost housing on a worldwide scale.
OVERVIEW
A better way to build
BOXABL



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Boxabl
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VIDEOS
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ABOUT
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WE HAVE SOMETHING TO SHOW YOU
Boxabl Co Founder Galiano Tiramani LIVE on CNN With...
Delivering Elon Musk's Boxabl Casita
Ep. 4 Boxabl Factory Update 2022 - Another Tiny House...
Boxabl Investor Webinar LIVE Recording
Boxabl Casita - The Instant House
Boxabl Factory-1 Tour
Boxabl Factory Updates
PLAY ALL

Featured: Forbes, CNN, CNET, HypeBeast, INC, Business Insider, Curbed, The Richest, and more. Celebrity mentions: Elon Musk, Ye, Post Malone, and more.

https://drive.google.com/drive/folders/1guLitCAmCVqA7L8OKZ6yQjKn2TuRbUcK?usp=share_link

Boxabl Videos https://www.youtube.com/c/boxabl

Boxabl's on location

BOXABL
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BOXABL
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Competition Examples

BOXABL
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Boxabl Standard 374 sq ft $60k



Boxabl Large 748 sq ft $110-140k



Plant Prefab 406 sq ft $111,650



Adodu 495 sq ft $200k



Cover Homes 400 sq ft $200k



Bay Modular 384 sq ft (inc. deck) $184k



Blokable 280 to 340 sq ft sq $58k-85k



California Modular 400 sq ft $144k



Connect Homes 460 sq ft $145k



Samara 430 sq ft $289,000



Nomad Cube House 300 sq ft $51k

Renderings

BOXABL
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Adobe
Andor
Victoria
Bay
Carter
Bowden
arn
Virginia
Bembe













Franchise Model


Franchise Factory Inquires
GREENLAND
(DENMARK)
CANADA
RUSSIA
MONGOL
LIBYA
BRAZIL
ARGENTINA
BOXABL

Boxabl Franchise Opportunities

- Initial one-time franchise fee set-up
- Fees/consulting fees
- Service contracts

Additional Revenue Opportunities

BOXABL
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Affiliate and Partner Marketing

- Partnership marketing.
- Affiliate revenue i.e., Wi-Fi, streaming, digital products, etc.. Ancillary
- and Incremental revenue opportunities i.e., add-on products and services such as siding, furniture, garage/carport, solar, fencing, sheds, etc..
- Third-party partnerships.
- Customer data.

Service, Design, Consulting

- Finance
- A site consulting
- Design consulting
- Extended warranty
- Permit
- Insurance
- Surveying

Other

- Furniture design
- Financial products
- Material supply


NETFLIX
hulu
prime video
BEST BUY
wayfair
data
20 YEAR
2 YEAR
1 DAY
Allstate
You're in good hands.
70
LIVING SPACES
THE HOME DEPOT
INSURANCE POLICY

Summary

Boxabl is poised to be the most significant affordable housing company worldwide. What started as a fast-to-market affordable ADU/Casita company quickly expanded into high-demand primary housing, military housing, worker housing, senior housing, and transitional housing company.

Boxabl prides itself on its engineering, leadership, and modern production line capabilities. These skills allow us to build high quality, low impact, energy efficient, safe, sustainable, and obsessively designed homes that most anyone could afford.

Boxabl has raised most of its funds from individual investors who have joined the global vision to bring affordable, quality housing to the world.



Thank you, Team Boxabl

BOXABL
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BOXABL
welcome home

702-500-9000

Boxabl, Inc.
5345 E N Belt Rd
North Las Vegas, NV 89115

Factory Tours
Send availability to:
hello@boxabl.com

RISK FACTORS

The Company has incurred net losses since its inception, and management expects to continue to incur additional losses. The Company expects to continue to devote substantially all of the Company's resources to the development of its products as well as costs associated with market introduction and penetration. These efforts may prove more expensive than the Company currently anticipates, and the Company may not succeed in increasing revenue sufficiently to offset these higher expenses at all. In addition, the Company expects to incur legal, accounting, and other expenses that it has not incurred to date as it hires employees undertakes commercialization efforts and expands its business. Accordingly, the Company cannot assure the investors that the Company will achieve profitability in the future or that, if the Company does become profitable, the Company will sustain profitability. Factors Causing Results to Fluctuate. The Company may experience delays in its initial revenue generation and significant fluctuations in its operating results, revenue, and profits over time due to uncertainty in demand for the Company's products, and various other factors, including • Extent of market acceptance of the Company's products; • The Company's ability to attract new customers and expand business; • The Company's ability to predict change in the competitive environment; • The amount and timing of costs and expenses related to the maintenance and expansion of the business; • General economic, industry and market conditions; • The regulatory environment; • The hiring, training, and retention of key employees; • Any unforeseen litigation against the Company; • The Company's ability to obtain additional financing; and • Advances and trends in new technologies and industry standards that render the Company's products obsolete. Dependence on Management Personnel The Company is and will be, highly dependent upon the efforts of the Company's management team. The loss of any of the foregoing individual's services may impede the Company's execution of its business strategy and the achievement of its business objectives. Additionally, there can be no assurance that the Company will be able to attract and retain additional qualified management personnel necessary for the continued development of its business. The loss of the services or failure to recruit key management personnel could adversely affect the Company's business, prospects, financial condition, and operating results.

2.0 Manufacturing

Boxabl 2.0 standardizes roof, floor, and wall panel manufacturing processes to improve the speed, quality, customization, and scalability of the entire operation

Unique Panel Part Numbers by Class 1.0


Extrusion
79
MgO
78
EPS Foam
53
Lumber Assembly
52
Sheet Metal
52
Lumber
33

Unique Panel Part Numbers by Class 2.0


Extrusion
31
Lumber
17
EPS Foam
13
Fiber Cement Board
5
Lumber Assembly
5

347 unique parts= 1 Boxabl Configuration

71 unique parts = ∞ Boxabl Configurations

Generation 2 Box

2.0 GEN DESIGN HIGHLIGHTS

- CONFIGURABLE ARCHITECTURE
- FIELD CUSTOMIZATION
- IMPROVED STRUCTURE
- IMPROVED FINISH
- IMPROVED FIELD WATER/AIR BARRIER
- MASSIVE MANUFACTURABILITY IMPROVEMENT
- STRUCTURAL CAPACITY
- IMPROVED FIELD INSTALLATION
- NEXT GEN SHOWER DESIGN
- NEXT GEN CABINETRY



33 PANEL SPECIFIC SKU'S



9 UNIVERSAL SKU'S

BOXABL
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Supply Chain
Direct Materials – Country of Origin


Percentage of Value by Country of Origin
Vietnam $1,480 5%
Mexico $1,788 6%
China $8,177 25%
United States $19,200 59%
United States
China
Mexico
Vietnam
Thailand
Taiwan
Korea
Germany
United Kingdom
Italy
Ukraine

[redacted]

[redacted]

Boxabl is taking reservations for a possible, upcoming round. Join the waitlist today.


BOXABL

$3,883,283.05 Reserved

GET A PIECE OF BOXABL

Mass Production Building System

Boxabl is in the process of creating a building system that's compatible with scalable factory mass production. Our mission is to significantly lower the cost of homeownership for everyone. Obsessively ...

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This Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

OVERVIEW ABOUT UPDATES

REASONS TO INVEST

Over $140 million raised from 40,000+ investors & over 400+ houses built to date!

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One of the only building systems compatible with automobile-style factory mass production, protected by exclusive rights to 63 patent filings & growing.

RESERVED $3,883,283.05	INVESTORS 1492
MIN INVEST $1,000	VALUATION $3.36B

**Note that reservations are non-binding and do not require a paid deposit. As a result, actual sales may be well below the number of reservations.*

Factory promised, factory delivered.

In 2020 we started raising money from investors to build a new type of house factory, we did just that. ***We turned on Factory-1 and Factory-2... and now have more than 200 units shipped and 400 units produced!***

We have made successful delivery of houses under two major contracts, and now we want to take things to the next level by building a "**Boxzilla Factory**" the world's largest and most advanced housing factory.

Most car factories like Ford or Tesla reportedly build one car per minute. Isn't it time we do that for houses?

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BOXABL IS CONSIDERING UNDERTAKING AN OFFERING OF SECURITIES UNDER REGULATION A. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

THIS WEBPAGE MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ABOUT

HEADQUARTERS

5345 E. N. Belt Road
North Las Vegas, NV 89115

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Boxabl is in the process of creating a building system that's compatible with scalable factory mass production. Our mission is to significantly lower the cost of homeownership for everyone. Obsessively designed to standards that we believe will achieve quality, strength, and sustainability to last for generations.

Website

ALL UPDATES

09.02.23

Ep. 5 Boxabl Factory Update 2023 - Panel Upgrades, Factory 3, and Boxzilla

Ep. 5 Boxabl Factory Update 2023 - Panel Upgrades, Factory 3, and B...

Explore our journey through factory upgrades, personalized facades, advanced production, Factory-3,

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BOXABL IS TESTING THE WATERS UNDER TIER 2 OF REGULATION A. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. “Reserving” shares is simply an indication of interest. There is no binding commitment for investors that reserve shares in this manner to ultimately invest and purchase the shares reserved of the company, or to purchase any shares of the company whatsoever.

09.01.23

Announcing FACTORY-3! We are moving in...

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We're thrilled to share a significant update on our journey to revolutionize the housing industry. With your support and enthusiasm, Boxabl is entering an exciting phase of factory expansion by moving into Factory 3.

Our commitment to innovation and quality has led us to invest in new facilities that will empower us to take our mission to the next level. These upgraded spaces will facilitate increased production capacity and enable us to refine our tech-driven solutions for affordable housing further.

Our vision is to make quality homes accessible to all. With advanced manufacturing techniques, we're driving down costs and raising the bar on housing affordability. Together, we're shaping a brighter future for families across the nation.

We invite you to be part of this exciting journey. Reserving today supports our expansion and contributes to a transformative impact on the housing market. Your support fuels our progress as we push boundaries and challenge norms.

Reserve Today

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RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. “Reserving” shares is simply an indication of interest. There is no binding commitment for investors that reserve shares in this manner to ultimately invest and purchase the shares reserved of the company, or to purchase any shares of the company whatsoever.

07.25.23

We’re back! Reserve your shares today


WE DELIVERED A BOXABL TO WASHINGTON DC

We are excited to announce that Boxabl is testing the waters under Tier 2 of Regulation A and our participation in the Innovative Housing Showcase! The event was a tremendous success for us, with a remarkable turnout and overwhelmingly positive feedback. Attendees, including policymakers, housing industry leaders, and media representatives, were highly impressed with our innovative design and plans to solve the housing crisis.

At the showcase, visitors were wowed by our 9'6" ceilings, full-size appliances, and remarkable features that make our products a game-changer in the realm of affordability and the future of housing. The response we received reaffirms our commitment to providing innovative housing solutions to families around the world.

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remain steadfast in making housing more accessible and affordable. Stay tuned for further updates as we continue to shape the future of construction and affordable housing.

Reserve Today

BOXABL IS TESTING THE WATERS UNDER TIER 2 OF REGULATION A. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. “Reserving” shares is simply an indication of interest. There is no binding commitment for investors that reserve shares in this manner to ultimately invest and purchase the shares reserved of the company, or to purchase any shares of the company whatsoever.

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REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Boxabl.

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